SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.          1             )


Jefferson Savings Bancorp Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


474900107
(CUSIP Number)


December 31, 2000
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x  ]	Rule 13d-1(b)
	[   ]	Rule 13d-1(c)
	[   ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes)


CUSIP No.   474900107
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Bank, N.A.
31-0841368
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2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)
-----------------------------------------------------------------------------
3
SEC USE ONLY


-----------------------------------------------------------------------------
4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------------------
NUMBER OF                              :5.  SOLE VOTING POWER
                                       :    -0-
SHARES BENEFICIALLY OWNED BY EACH      :-------------------------------------
                                       :6.  SHARED VOTING POWER
                                       :    -0-
REPORTING PERSON WITH                  :-------------------------------------
                                       :7.  SOLE DISPOSITIVE POWER
                                       :    243,222
                                       :-------------------------------------
                                       :8.  SHARED DISPOSITIVE POWER
                                       :    -0-
-----------------------------------------------------------------------------
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,222
-----------------------------------------------------------------------------
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[X] See Item 4
-----------------------------------------------------------------------------
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.41%
-----------------------------------------------------------------------------
12
TYPE OF REPORTING PERSON*

BK
-----------------------------------------------------------------------------

CUSIP No.   474900107
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Corporation
39-1940778
-----------------------------------------------------------------------------
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)
-----------------------------------------------------------------------------
3
SEC USE ONLY


-----------------------------------------------------------------------------
4
CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin
-----------------------------------------------------------------------------
NUMBER OF                           :5.  SOLE VOTING POWER
                                    :    -0-
SHARES BENEFICIALLY OWNED BY EACH   :----------------------------------------
                                    :6.  SHARED VOTING POWER
                                    :    -0-
REPORTING PERSON WITH               :----------------------------------------
                                    :7.  SOLE DISPOSITIVE POWER
                                    :    243,222
                                    :----------------------------------------
                                    :8.  SHARED DISPOSITIVE POWER
                                    :    -0-
-----------------------------------------------------------------------------
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,222
-----------------------------------------------------------------------------
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[X] See Item 4
-----------------------------------------------------------------------------
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.41%
-----------------------------------------------------------------------------
12
TYPE OF REPORTING PERSON*

HC
-----------------------------------------------------------------------------

CUSIP No.   474900107
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jefferson Savings Bancorp Inc. Employee Stock Ownership Plan
-----------------------------------------------------------------------------
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)
-----------------------------------------------------------------------------
3
SEC USE ONLY


-----------------------------------------------------------------------------
4
CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------------------
NUMBER OF                           :5.  SOLE VOTING POWER
                                    :    -0-
SHARES BENEFICIALLY OWNED BY EACH   :----------------------------------------
                                    :6.  SHARED VOTING POWER
                                    :    -0-
REPORTING PERSON WITH               :----------------------------------------
                                    :7.  SOLE DISPOSITIVE POWER
                                    :    1,020,774
                                    :----------------------------------------
                                    :8.  SHARED DISPOSITIVE POWER
                                    :    -0-
-----------------------------------------------------------------------------
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,774
-----------------------------------------------------------------------------
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.12%
-----------------------------------------------------------------------------
12
TYPE OF REPORTING PERSON*

EP

-----------------------------------------------------------------------------



Item 1(a).
Name of Issuer:

Jefferson Savings Bancorp Inc.


Item 1(b).
Address of Issuer's Principal Executive Offices:

15435 Clayton Road
Ballwin, MO  63011


Item 2(a).
Name of Persons Filing:

Firstar Bank, N.A.
Firstar Corporation
Jefferson Savings Bancorp Inc. Employee Stock Ownership Plan


Item 2(b).
Address of Principal Business Office or, if none, Residence:

Firstar Bank, N.A.:
   P.O. Box 118
   Cincinnati, Ohio 45201

Firstar Corporation:
    777 E. Wisconsin Avenue
    Milwaukee, Wisconsin 53202

Jefferson Savings Bancorp Inc. Employee Stock Ownership Plan:
    c/o Firstar Bank, N.A., Trustee
    One Mercantile Center
    St. Louis, MO  63101


Item 2(c).
Citizenship:

Firstar Bank, N.A.: Organized under the laws of the United States Firstar Corporation: Organized in Wisconsin
Jefferson Savings Bancorp Inc. Employee Stock Ownership Plan:   Organized
in Missouri


Item 2(d).
Title and Class of Securities:

Common Stock


Item 2(e).
CUSIP Number

474900107


Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)[      ]  Broker or Dealer registered under Section 15 of the Act
             (15 U.S.C. 78o).
(b)[    X ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[      ]  Insurance Company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).
(d)[      ]  Investment Company registered under section 8 of the
             Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)[      ]  An investment adviser in accordance with
             Section 240.13d-1(b)(1)(ii)(E).
(f)[    X ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)[    X ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)[      ]  A savings association as defined in Section 13(b) of the
             Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)[      ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)[      ]  A group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.
Ownership:

At December 31, 2000, there were 1,020,774 common shares of Jefferson Savings Bancorp Inc. in the Jefferson Savings Bancorp Inc. Employee Stock Ownership Plan (the "ESOP" or "Plan"), representing 10.12% of the outstanding common stock of Jefferson Savings Bancorp Inc. Firstar Bank, N.A., is the trustee of the Plan, and Firstar Corporation owns all of the outstanding shares of Firstar Bank, N.A. As of December 31, 2000, 562,228 shares held by the Plan have been allocated to Plan participants.

Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares for which voting instructions were received.

The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by a Committee of the Board of Directors of Jefferson Savings Bancorp Inc., or otherwise by the trustee in its discretion. Thus the Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

At December 31, 2000, there was one pending matter for shareholder votes. However, at that date, participant voting instructions had not yet been received and were not determined until just prior to the shareholder meeting date in late January, 2001. Therefore, Firstar Bank, N.A. has determined that, at December 31, 2000, it had no power to vote any of the shares held by the Plan since the participants were still able to direct the voting of their shares and, without any voting instruction, the Committee would direct the voting.

Firstar Bank, N.A., has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

Shares totaling 243,222, or 2.41% of the outstanding common stock of Jefferson Savings Bancorp Inc., as detailed on the Firstar Bank, N.A. and Firstar Corporation cover pages, are shares held by Firstar Bank, N.A. in its fiduciary capacity independent of the shares held by Firstar Bank, N.A. as trustee of the Jefferson Savings Bancorp Inc. ESOP.


Item 5.
Ownership of Five Percent or Less of a Class:

Inapplicable


Item 6.
Ownership of More Than Five Percent on Behalf of Another Person:

Inapplicable.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit B


Item 8.
Identification and Classification of Members of the Group:

Inapplicable


Item 9.
Notice of Dissolution of Group:

Inapplicable


Item 10.
Certification:

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature:


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		FIRSTAR BANK, N.A.

		By: Jane Ludwig
Dated               Jane Ludwig
February 8, 2001
		FIRSTAR CORPORATION

		By: Jennie P. Carlson
Dated               Jennie P. Carlson
February 8, 2001

		JEFFERSON SAVINGS BANCORP INC.
		  EMPLOYEE STOCK OWNERSHIP PLAN

		By: Firstar Bank, N.A., Trustee
                    George L. Dixon
Dated               George L. Dixon
February 8, 2001